SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 10)
PARKVALE FINANCIAL CORPORATION
(Name of Issuer)
Common Stock ($1.00 par value)
Title of Class
701492 10 0
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

Page 1 of 4 Pages

CUSIP No.	701492 10 0	13G	Page	2	of	4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Parkvale Financial Corporation Employee Stock Ownership Plan 25-1556590

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

	5	SOLE VOTING POWER

NUMBER OF		25,150 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		610,183 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,150 shares

WITH	8	SHARED DISPOSITIVE POWER

610,183 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

635,333 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.71%%

12	TYPE OF REPORTING PERSON*

EP

CUSIP No.	701492 10 0	13G	Page	3	of	4 Pages
Item 1(a) Name of Issuer:
Parkvale Financial Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices:
4220 William Penn Highway, Monroeville, PA 15146
Item 2(a) Name of Person Filing, or if none, residence:
Parkvale Financial Corporation Employee Stock Ownership Plan
Item 2(b) Address of Principal Business Office:
4220 William Penn Highway, Monroeville, PA 15146
Item 2(c) Citizenship:
Pennsylvania
Item 2(d) Title of Class of Securities:
Common Stock, par value $1.00 per share
Item 2(e) CUSIP Number:
701492 10 0
Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(f) ☑ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
Item 4 Ownership:
(a) Amount Beneficially Owned:
635,333 shares as of December 31, 2008
(b) Percent of Class:
11.71%
(c) As of the date of this filing, the Plan has sole power to vote and dispose of 25,150 shares of common stock. If any of the shares were unallocated, the Trustees would each share power to vote or dispose the unallocated shares owned by the plan, and the Trustees disclaim beneficial ownership of the shares held by the plan. In addition, 610,183 shares of common stock have been allocated to ESOP participants’ accounts. Such shares are voted by the Trustees in accordance with instructions from the participants. Accordingly, as of December 31, 2008, the Plan has shared power to vote and dispose 635,333 shares of common stock.
Item 5 Ownership of Five Percent or Less of a Class:
Not Applicable

CUSIP No.	701492 10 0	13G	Page	4	of	4 Pages
Item 6 Ownership of More than Five Percent on behalf of Another Person:
The securities covered by this statement are held in trust by the Trustees of the Parkvale Financial Corporation Employee Stock Ownership Plan for the benefit of the employee participants of the Plan. No single participant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the outstanding common stock.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable
Item 8 Identification and Classification of Member of the Group:
Not Applicable
Item 9 Notice of Dissolution of Group:
Not Applicable
Item 10 Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signatures
After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2009		Parkvale Financial Corporation
Employee Stock Ownership Plan

By:	/s/ Fred P. Burger, Jr.	By:	/s/ Robert D. Pfischner
Fred P. Burger, Jr., ESOP Trustee		Robert D. Pfischner, ESOP Trustee

By:	/s/ Stephen M. Gagliadi	By:	/s/ Harry D. Reagan

Stephen M. Gagliardi, ESOP Trustee		Harry D. Reagan, ESOP Trustee

By:	/s/ Patrick J. Minnock	By:

Patrick J. Minnock, ESOP Trustee		Andrea F. Fitting, ESOP Trustee